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                                                                    EXHIBIT 99.1

         SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

         You should consider the following factors in evaluating us and our business. If any of the following or other risks actually occurs, our business, financial condition and results of operations could be adversely affected. In such case, the trading price of our common stock could decline.

OUR FAILURE TO MANAGE GROWTH OF OPERATIONS MAY ADVERSELY AFFECT US

         We continue to increase the scope of our operations domestically and internationally and have increased our number of employees substantially. For example, at December 31, 1998, 1999 and 2000 we had a total of 517, 557 and 802 employees, respectively. This growth will continue to place a significant strain on our management systems and resources. If we are unable to manage our growth effectively, our business, financial condition and results of operations will be adversely affected. We may further expand domestically or internationally through internal growth or through acquisitions of related companies and technologies. For us to effectively manage our growth, we must continue to:

         -        maintain continuity in our executive officers;

         -        improve our operational, financial and management controls;

         -        improve our reporting systems and procedures;

         -        enhance management and information control systems;

         -        develop the management skills of our managers and supervisors;
                  and

         -        train and motivate our employees.

OUR FLUCTUATING OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO FALL

         Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly revenue is difficult to forecast for several reasons, including the following:

         - the varying sales cycle for our products and services from customer to customer;

         -        demand for our products;

         -        customers' budgeting and purchasing cycles;

         -        delays in our implementations at customer sites;

         - timing of hiring new services employees and the rate at which these employees become productive;

         -        development and performance of our distribution channels; and

         -        timing of any acquisitions and related costs.




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         As a result of these and other factors, our license revenue is difficult to predict. Because our revenue from services is largely correlated to our license revenue, a decline in license revenue could also cause a decline in our services revenue in the same quarter or in subsequent quarters. In addition, an increase or decrease in hardware sales, which provide us with lower gross margins than sales of software licenses or services, may cause variations in our quarterly operating results.

         Most of our expenses, including employee compensation and rent, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to our expectations could cause significant changes in our operating results from quarter to quarter and could result in quarterly losses. As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. Although we have grown significantly during the past five years, we do not believe that our prior growth rates are sustainable or a good predictor of future operating results. You should not rely on our historical quarterly revenue and operating results to predict our future performance.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON ONE PRODUCT

     A substantial portion of our revenue comes from the sale of our PkMS software and related services and hardware, and we expect this pattern to continue. Accordingly, our future operating results will depend on the demand for PkMS and related services and hardware by future customers, including new and enhanced releases that are subsequently introduced. We cannot assure you that the market will continue to demand our current products or that we will be successful in marketing any new or enhanced products. If our competitors release new products that are superior to PkMS in performance or price, demand for our products may decline. A decline in demand for PkMS as a result of competition, technological change or other factors would reduce our total revenues and harm our ability to maintain profitability.

OUR INFOLINK PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET

         We have been developing our Internet-based application, infolink, and expect to release our initial version of this product in September 2000. Our future success will in part depend upon the adoption of our infolink product. While we have been collaborating with several retailers to develop and adopt infolink, we cannot assure you that these retailers or their suppliers and manufacturers will license infolink from us. Since we believe we are the first company to offer a product such as infolink, we will need to undertake substantial marketing efforts to make prospective customers aware of infolink and to persuade them to accept our product. We expect to face competition in the future with respect to this product offering. In light of these factors, the market for infolink may fail to develop or develop more slowly than we expect. Either outcome would limit the growth of our total revenues and make it more difficult for us to maintain profitability.

OUR LENGTHY SALES CYCLE AND DELAYS IN IMPLEMENTATIONS OF OUR PRODUCTS COULD ADVERSELY IMPACT US

         Due to the size and complexity of most of our software implementations, our implementation cycle can be lengthy and may result in delays. These delays could cause customer dissatisfaction, which could harm our reputation. Additional delays could result if we fail to attract, train and retain services personnel, or if our alliance companies fail to commit sufficient resources towards implementing our software. These delays and resulting customer dissatisfaction could harm our reputation and cause our revenue to decline.

OUR INABILITY TO ATTRACT AND RETAIN MANAGEMENT AND OTHER PERSONNEL MAY ADVERSELY AFFECT US

     Our success greatly depends on the continued service of our executives, several of whom joined the Company since October 1999, as well as our other key senior management, technical and sales personnel. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could impair our ability to grow our business. We do not maintain key man life insurance on any of our executive officers. Our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills required to perform the services we offer. We cannot assure you that we will be able to attract and retain sufficient numbers of these highly



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skilled employees or to motivate them. Because of the complexity of the distribution center management software market, we may experience a significant time lag between the date on which technical and sales personnel are hired and the time at which these persons become fully productive.

FLUCTUATIONS IN HARDWARE SALES MAY ADVERSELY AFFECT US

     A significant portion of our revenue in any period is comprised of the resale of a variety of third-party hardware products to purchasers of our software. Our customers may choose to purchase this hardware directly from manufacturers or distributors of these products. Revenue from hardware sales as a percentage of total revenue decreased in 1998 and 1999, and may continue to decrease in the future. If we are not able to increase our revenue from software licenses and services or maintain our hardware revenue, our ability to maintain profitability may be adversely affected.

IMMIGRATION RESTRICTIONS MAY HINDER OUR EMPLOYEE RETENTION AND HIRING

     A number of our employees are Indian nationals employed pursuant to non-immigrant work-permitted visas issued by the United States Immigration and Naturalization Service, or INS. There is a limit on the number of new visas issued by the INS each year. In years in which this limit is reached, we may be unable to retain or hire additional foreign employees. The federal government may in the future further restrict the issuance of new visas. If we are unable to retain or hire additional foreign employees, we may incur additional labor costs and expenses or not have sufficient qualified personnel to carry on our business, which could harm our ability to successfully continue and grow our business.

WE MAY NOT BE ABLE YOU CONTINUE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES

     We compete in markets that are intensely competitive and are expected to become more competitive as current competitors expand their product offerings and new competitors enter the market. Our current competitors come from many segments of the software industry and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise as a whole. We face competition for product sales from:


         - supply chain execution vendors, including, Catalyst International, Inc., EXE Technologies, Inc., Optum, Inc., and McHugh Software International, Inc. among others;

         - Enterprise Resource Planning ("ERP") or Supply chain Management ("SCM") application vendors that offer varying degrees of warehouse management functionality or modules of their product suites, such as ReTek, JD Edwards or SAP;

         - the corporate information technology departments of potential customers capable of internally developing solutions; and

         - smaller independent companies that have developed or are attempting to develop distribution center management software.

     We may face competition in the future from business application software vendors that may broaden their product offerings by developing or acquiring distribution center management software, in addition to ERP, SCM and e-commerce applications vendors. These ERP and SCM vendors have a large number of strong customer relationships, which could provide a significant competitive advantage. New competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Many of our current or potential future competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers than we do. To be successful, we must continue to produce products based on the leading technology in our market. If we cannot maintain our technological leadership or assemble the development, marketing, sales and customer service resources to meet any competitive threat, we may lose market share and suffer reductions in sales prices and gross margins. These developments could substantially harm our business and operating results.



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IF WE CANNOT INTEGRATE ACQUIRED COMPANIES WITH OUR BUSINESS, OUR PROFITABILITY
MAY BE ADVERSELY AFFECTED

         We acquired Performance Analysis Corporation, or PAC, in February 1998, the Distribution Center Management Systems software product and related assets of Kurt Salmon Associates in October 1998, and Intrepa, L.L.C. in October 2000. We may from time to time acquire companies with complementary products and services. These acquisitions will continue to expose us to increased risks and costs, including the following:

         -        difficulties in assimilating new operations and personnel;

         - diverting financial and management resources from existing operations; and

         -        difficulties in integrating acquired technologies.

         We may not be able to generate sufficient revenue from any of these acquisitions to offset the associated acquisition costs. We will also be required to maintain uniform standards of quality and service, controls, procedures and policies. Our failure to achieve any of these standards may hurt relationships with customers, employees, and new management personnel. In addition, future acquisitions may result in additional stock issuances which could be dilutive to our shareholders.

         We may also evaluate joint venture relationships with complementary businesses. Any joint venture we enter into would involve many of the same risks posed by acquisitions, particularly the following:

         -        risks associated with the diversion of resources;

         -        the inability to generate sufficient revenue;

         -        the management of relationships with third parties; and

         -        potential additional expenses.

         Many business acquisitions must be accounted for using the purchase method of accounting. Many acquisition candidates have significant intangible assets, and an acquisition of these businesses, if accounted for as a purchase, would result in substantial goodwill amortization charges to us, reducing future earnings. In addition, these acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. The acquisitions of PAC and Intrepa resulted in non-recurring, one-time charges of $1.6 million and $3.0 million, respectively, in 1999 and 2000, respectively.

OUR GROWTH IS DEPENDENT UPON THE SUCCESSFUL DEVELOPMENT OF OUR DIRECT AND INDIRECT SALES CHANNELS

     We believe that future growth also will depend on developing and maintaining successful strategic relationships with systems integrators and third-party software application providers. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This investment could adversely affect our operating results if these efforts do not generate license and service revenue necessary to offset this investment. Also, our inability to recruit and retain qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could reduce our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels will reduce our consulting service revenues as the third-party systems integrators provide these services. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. In addition, these systems integrators and third-party software providers may develop, acquire or market products competitive with our products.


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          Our strategy of marketing our products directly to customers and indirectly through systems integrators and third-party software application providers may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts which develop may have a material adverse effect on our relationships with systems integrators or hurt our ability to attract new systems integrators.

MACRO-ECONOMIC OR OTHER EXTERNAL INFLUENCES MAY AFFECT OUR PERFORMANCE

         Approximately 85% of our revenues and the vast majority of our profits and cash flows are derived within the United States. Beginning in the fourth quarter of 2000 and progressing into 2001, a declining United States economy began to adversely impact the performances of many businesses particularly within the technology sector. We are a technology company selling technology-based solutions with total pricing, in many cases, exceeding $1.0 million. A reduction in the capital budgets of our customers and prospective customers could have an adverse impact on our ability to sell our solutions. A prolonged recession of the U.S. economy will likely result in less capital expenditures, which may adversely impact our business and/or our ability to compete. It is likely to further intensify our already competitive markets. Competitors with greater capital resources and operational efficiencies than us are likely better positioned to prevail in a prolonged recession.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

         We continue to expand our international operations, and these efforts require significant management attention and financial resources. We may not be able to successfully penetrate international markets or if we do, there can be no assurance that we will grow these markets at the same rate as in North America. Because of the complex nature of this expansion, it may adversely affect our business and operating results.

         We have committed resources to the opening and integration of additional international sales offices and the expansion of international sales and support channels. Our efforts to develop and expand international sales and support channels may not be successful. International sales are subject to many risks, including the following:

         -        difficulties in staffing and managing foreign operations;

         -        difficulties in managing international systems integrators;

         - difficulties and expenses associated with complying with a variety of foreign laws;

         -        difficulties in producing localized versions of our products;

         -        import and export restrictions and tariffs;

         -        difficulties in collecting accounts receivable;

         -        unexpected changes in regulatory requirements;

         -        currency fluctuations; and

         -        political and economic instability abroad.

         Our principal international presence is in the United Kingdom and the Netherlands. Seasonal fluctuations may arise from the lower sales that typically occur during the summer months in Europe and other parts of the world. Additionally, our concentration of international operations in Europe may give rise to greater foreign currency exchange risk.



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WE MUST CONTINUE TO ADVANCE OUR TECHNOLOGY TO REMAIN COMPETITIVE

     The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to continue to advance our technology. We have also found that the technological life cycles of our products are difficult to estimate, partially because of changing demands of other participants in the supply chain. We believe that our future success will depend upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments. Although we are presently developing a number of product enhancements to the PkMS product suite, we cannot assure you that these enhancements will be completed on a timely basis or gain customer acceptance.

WE MAY FACE LIABILITY TO CLIENTS IF OUR SYSTEMS FAIL

     Our products are often critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. We have guaranteed that our products will comply with certain labeling requirements of the top 100 consumer goods retailers as ranked by Stores Magazine. If our products fail to function as required, we may be subject to claims for substantial damages. Courts may not enforce provisions in our contracts which would limit our liability or otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us. In addition, our insurer may disclaim coverage as to any future claim. If claims exceeding the available insurance coverage are successfully asserted against us, or our insurer imposes premium increases, large deductibles or co-insurance requirements on us, our business and results of operations could be adversely affected.

OUR SOFTWARE MAY CONTAIN UNDETECTED ERRORS OR "BUGS," RESULTING IN HARM TO OUR REPUTATION AND OPERATING RESULTS

         Software products as complex as those offered by us might contain undetected errors or failures when first introduced or when new versions are released. We cannot assure you, despite testing by us and by current and prospective customers, that errors will not be found in new products or product enhancements after commercial release. Any errors found may cause substantial harm to our reputation and result in additional unplanned expenses to remedy any defects as well as a loss in revenue.

OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS MAY ADVERSELY AFFECT US

     Our success and ability to compete is dependent in part upon our proprietary technology. We cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Any infringement of our proprietary rights could negatively impact our future operating results. Furthermore, policing the unauthorized use of our products is difficult and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could negatively impact our future operating results.
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INTELLECTUAL PROPERTY CLAIMS CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT
RIGHTS

     It is possible that third parties will claim that we have infringed their current or future products. We expect that distribution center management software developers like us will increasingly be subject to infringement claims as the number of products grow. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could negatively impact our operating results. We cannot assure you that these royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. We cannot assure you that legal action claiming patent infringement will not be commenced against us, or that we would prevail in litigation given the complex technical issues and inherent uncertainties in patent litigation. If a patent claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, we may be prevented from distributing our software or caused to incur significant expense and delay in developing non-infringing software.

EXISTING SHAREHOLDERS WILL CONTINUE TO CONTROL MANHATTAN AND MAY INFLUENCE OUR AFFAIRS

         Our directors, executive officers and greater-than-5% shareholders together control approximately 59% of our outstanding common stock. In particular, Alan J. Dabbiere, the Chairman of the Board, controls approximately 36% of our common stock. As a result, these shareholders, if they act together, are able to influence the management and affairs of our company and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of the common stock.

WE MAY REQUIRE ADDITIONAL CAPITAL

         We may require additional capital to finance our growth or to fund acquisitions or investments in complementary businesses, technologies or product lines. Our capital requirements will depend on many factors, including:

         -        demand for our products;

         -        the timing of and extent to which we invest in new technology;

         -        the level and timing of revenue;

         - the expenses of sales and marketing and new product development;

         - the success and related expense of increasing our brand awareness;

         - the extent to which competitors are successful in developing new products and increasing their market share; and

         - the costs involved in maintaining and enforcing intellectual property rights.

         To the extent that our resources are insufficient to fund our future activities, we may need to raise additional funds through public or private financing. However, additional funding, if needed, may not be available on terms attractive to us, or at all. Our inability to raise capital when needed could have a material adverse effect on our business, operating results and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of Manhattan by our shareholders would be diluted.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE

         The trading price of our common stock has fluctuated significantly since our initial public offering in April 1998. In addition, the trading price of our common stock could be subject to wide fluctuations in response to various factors, including:
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         -        quarterly variations in operating results;

         - announcements of technological innovations or new products by us or our competitors;

         -        developments with respect to patents or proprietary rights;
                  and

         -        changes in financial estimates by securities analysts.

         In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

OUR ARTICLES OF INCORPORATION AND BYLAWS AND GEORGIA LAW MAY INHIBIT A TAKEOVER OF OUR COMPANY

         Our basic corporate documents and Georgia law contain provisions that might enable our management to resist a takeover of our Company. These provisions might discourage, delay or prevent a change in the control of our Company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the common stock.